Exhibit 99.2

Hydro-Québec

Financial Results

KEY FIGURES

First

Quarter 2023

NET INCOME	INVESTMENTS

$2,231M	$847M

8% é	1% ê

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

54.8 TWh	9.4 TWh

7% ê	8% é

$4,155M	$1,239M

5% ê	92% é
Note: Percentage variances are in comparison to the first quarter of 2022.

Management’s Discussion and Analysis

Quarterly results at a glance

Hydro-Québec’s net income totaled $2,231 million in the first quarter of 2023, a $169-million increase compared to the $2,062 million recorded for the same period the previous year. This is the company’s best financial performance in a three-month period.

On markets outside Québec, electricity sales rose by $593 million, primarily due to the favorable effect of the management strategy adopted by the company to hedge the risks related to sales, which more than offset the marked decrease in prices on the energy markets. This was partially offset, however, by the combined effect of three main factors. First, on the Québec market, electricity sales declined by $234 million compared to the same quarter in 2022, mainly due to the effect of temperatures, which were warmer in 2023 than the previous year. Second, operating expenses increased by $106 million, due partly to the expansion of the company’s activities. Lastly, recognition of the other components of employee future benefit cost led to a negative variance of $83 million.

Consolidated results	Revenue totaled $5,484 million, compared to $5,151 million in the first quarter of 2022. This $333-million increase arises largely from the $359-million increase in electricity sales.

In Québec, sales brought in $234 million less than the $4,389 million recorded a year earlier, mainly due to temperatures, which resulted in a decrease of 4.0 TWh or $343 million. Their effect was felt mainly in January, which was 9°C warmer, on average, than January 2022, which was exceptionally cold. This decrease was nonetheless partially offset by the indexation of rates on April 1, 2022, which generated additional revenues of $96 million.

Revenue from electricity sales on markets outside Québec was $1,239 million, a $593-million increase from the $646 million posted in first quarter 2022. On one hand, electricity exports reached $1,218 million—$572 million more than a year earlier. Prices on the energy markets dropped, in particular due to the warmer temperatures in the first three months of 2023. This setback was more than offset by the impact of the risk management strategy that Hydro-Québec implemented to reduce price volatility. Thanks to this strategy, the company was able to benefit from the high forward prices in 2022 arising from the global geopolitical situation, which has had a highly favorable effect on revenue this year. Moreover, despite lower demand due to milder temperatures, the commercialization strategies allowed Hydro-Québec to sell 9.2 TWh on export markets. On the other hand, once the acquisition of Great River Hydro was completed in February 2023, its activities have been consolidated into Hydro-Québec’s results, leading to the recognition of additional revenue of $21 million. Great River Hydro owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts.

Total expenditure amounted to $2,673 million, $159 million more than the $2,514 million recognized in the corresponding period last year.

First, operating expenses increased by $106 million on account of the $71-million increase in total payroll, attributable mainly to the expansion of the company’s activities to improve service quality and reliability, including the intensification of servicing and maintenance activities and an increase in expenditure related to digital services to meet Hydro-Québec’s increased business needs and support the company’s technological evolution. These activities also led to an increase in the workforce. To a lesser degree, the increase in total payroll is attributable to the indexation of staff salaries. Furthermore, the completion of the acquisition of Great River Hydro in February 2023 led to a $19-million increase in operational expenditure compared to the corresponding period the previous year, due to the recognition of costs related to the purchase transaction and the consolidation of Great River Hydro’s activities as of the acquisition date.

In addition, the recognition of other components of employee future benefit cost led to a negative variance of $83 million, with the credit amount for 2023 standing at $172 million compared to $255 million for the corresponding period in 2022. This variance is essentially due to the increase in the interest on obligations in the context of rising long-term interest rates.

Lastly, electricity purchases declined by $88 million compared to the same period last year. This difference is mainly due to a $98-million decrease in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements. In winter 2021–2022, Hydro-Québec had to purchase large quantities of energy on the markets to meet increased demand resulting from the very cold winter temperatures. Furthermore, wind power supplies fell by $78 million on account of lower output from wind farms under contract, while purchases made for electricity export purposes increased by $75 million due to an increase in related transmission costs.

Financial expenses totaled $580 million, which is comparable to the $575 million recognized a year earlier.

Investments

During the first three months of 2023, Hydro-Québec invested $847 million in property, plant and equipment and intangible assets, compared to $856 million in the same period in 2022. Most of this amount was allocated to large-scale asset sustainment initiatives and development projects.

Investments in asset sustainment amounted to $595 million. For instance, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. In particular, projects are under way at Carillon and Rapide-Blanc generating stations, as well as the Bersimis-2 dam. At the same time, the company dedicated significant funds to the construction of transmission lines designed to reinforce its system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. It also continued to invest in upgrading and modernizing its transmission facilities. Some examples of this include the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totaled $252 million. Considerable funds were allocated to various projects to handle the growing customer base in Québec and increase Hydro-Québec’s generation capacity. For example, work is under way at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. The construction of the Hertel–New York interconnection line, which will connect with the Champlain Hudson Power Express line, is also ongoing.

Hydro-Québec is also continuing its transportation electrification efforts with ongoing investments in its public charging network, the Electric Circuit, and the modernization of its vehicle fleet.

Financing

During the first quarter of 2023, Hydro-Québec carried out two fixed-rate issues on the Canadian capital market: $0.6 billion in medium-term notes maturing in 2029, at a cost of 3.39%, and $0.5 billion in bonds maturing in 2063, at a cost of 3.93%.

The funds raised are being used in particular to finance part of the investment program.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2023	2022

Revenue	5	5,484	5,151

Expenditure

Operations		962	856

Other components of employee future benefit cost	9	(172)	(255)

Electricity purchases		812	900

Depreciation and amortization		705	666

Taxes		366	347

		2,673	2,514

Income before financial expenses		2,811	2,637

Financial expenses	6	580	575

Net income		2,231	2,062

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2023	2022

Net income		2,231	2,062

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	293	(247)

Net change in translation differences		27	(1)

Net change in items designated as net investment hedges	7	(29)	–

Net change in employee future benefits		–	11

Other		(4)	(4)

		287	(241)

Comprehensive income		2,518	1,821

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and cash equivalents		1,644	1,773

Short-term investments		2,358	2,015

Accounts receivable and other assets		4,528	4,292

		8,530	8,080

Property, plant and equipment and intangible assets		74,329	71,080

Regulatory assets		988	1,026

Employee future benefit assets		6,105	5,911

Other assets		3,475	3,277

		93,427	89,374

LIABILITIES

Current liabilities

Borrowings		3,510	4

Accounts payable and other liabilities		3,154	3,944

Dividend payable		–	3,418

Current portion of long-term debt	7	1,034	1,011

		7,698	8,377

Long-term debt	7	52,696	50,530

Employee future benefit liabilities		1,188	1,173

Other liabilities		2,450	2,417

		64,032	62,497

EQUITY

Share capital		4,374	4,374

Retained earnings		24,319	22,088

Accumulated other comprehensive income	10	702	415

		29,395	26,877

		93,427	89,374

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Three months ended March 31

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			2,231		2,231

Other comprehensive income	10			287	287

Balance as at March 31, 2023		4,374	24,319	702	29,395

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income			2,062		2,062

Other comprehensive income	10			(241)	(241)

Balance as at March 31, 2022		4,374	23,011	(2,304)	25,081

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2023	2022

Operating activities

Net income		2,231	2,062

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		705	666

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(112)	(172)

Other		2	87

Regulatory assets and liabilities		(11)	(44)

Change in non-cash working capital items	8	(964)	(1,825)

		1,851	774

Investing activities

Additions to property, plant and equipment and intangible assets		(847)	(856)

Acquisition of a company, net of cash acquired	4	(2,025)	–

Acquisition of short-term investments and sinking fund securities		(2,099)	(328)

Disposal of short-term investments and sinking fund securities		1,794	149

Other		(56)	(26)

		(3,233)	(1,061)

Financing activities

Issuance of long-term debt		1,039	1,065

Repayment of long-term debt		(26)	(1,317)

Cash receipts arising from credit risk management		1,259	1,200

Cash payments arising from credit risk management		(1,081)	(1,634)

Net change in borrowings		3,481	3,716

Dividend paid		(3,418)	(2,673)

Other		(3)	(3)

		1,251	354

Foreign currency effect on cash and cash equivalents		2	1

Net change in cash and cash equivalents		(129)	68

Cash and cash equivalents, beginning of period		1,773	1,297

Cash and cash equivalents, end of period		1,644	1,365

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month period ended March 31, 2023 and 2022

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1    Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2022.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2022, except as regards the recent change described in Note 2, Change to Accounting Policy, as well as the policies presented in Note 4, Acquisition of a Company, as well as in Note 7, Financial Instruments, with regard to hedges of net investments.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 12, 2023, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2    Change to Accounting Policy

Recent change

Financial instruments

On January 1, 2023, Hydro-Québec adopted, on a modified retrospective basis, the Accounting Standards Codification 326, Financial
Instruments—Credit Losses issued by the Financial Accounting Standards Board.

This standard provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It replaces the method based on incurred losses by a method based on expected losses and it did not have a significant impact on Hydro-Québec’s consolidated financial statements.

The accounting policy on accounts receivable was changed accordingly. These accounts are recognized at the amount invoiced, net of the allowance for credit losses. This allowance is based on the status and risk profile of customer files, the recovery experience for each age group of accounts, the current economic conditions and the future economic forecasts on the balance sheet date.

Note 3    Regulation

Distribution activities

Electricity distribution rates were indexed at a rate of 6.5% on April 1, 2023, with the exception of residential rates and Rate L, which were indexed at a rate of 3% and 4.2%, respectively.

Note 4    Acquisition of a Company

Acquisition of Great River Hydro NE LLC

On February 10, 2023, Hydro-Québec acquired 100% of the units of Great River Hydro NE LLC, a company that owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts, for a cash consideration of $2,062 million (US$1,543 million). This acquisition will mainly enable Hydro-Québec to diversify its revenue streams in New England, its main export market.

The transaction was accounted for as a business combination based on the acquisition method.

The following table presents the preliminary purchase price allocation among the assets acquired and the liabilities assumed, measured at fair value on the acquisition date.

Assets

Current assets	60

Property, plant and equipment	2,501

Intangible assets	530

Goodwill[a]	127

3,218

Liabilities

Current liabilities	30

Long-term debt	986

Other long-term liabilities	140

1,156

Total purchase price[b]	2,062

Less

Cash acquired	37

Total purchase price, net of cash acquired	2,025

a)	Presented in Other assets on the Consolidated Balance Sheet as at March 31, 2023.

b)	Subject to certain adjustments to be carried out approximately 60 days after closing.

The determination of the fair value of assets acquired and liabilities assumed is based on management’s preliminary estimates and assumptions and reflects the fair value of the consideration paid. Hydro-Québec will continue to review the information and will proceed with further analyses before establishing the final fair value of assets acquired and liabilities assumed.

Goodwill represents the excess of the purchase price over the aggregate fair value of the net assets acquired, and largely represents future growth.

Property, plant and equipment are depreciated over their estimated useful life, using the straight-line method. The weighted average useful life of property, plant and equipment is 67 years.

The acquisition resulted in transaction costs of $20 million that were recognized in operational expenditure, namely $14 million for the three-month period ended March 31, 2023, and $6 million for the year 2022, as well as transfer taxes of $4 million that were recognized in Taxes for the three-month period ended March 31, 2023.

The results were presented in the Consolidated Statements of Operations, from the acquisition date. For the 50-day period ended March 31, 2023, revenue and the net loss recognized in the Consolidated Statements of Operations amount to $21 million and $4 million, respectively.

The impact of pro forma information on Hydro-Québec’s consolidated revenue and net income was not significant for the three-month periods ended March 31, 2023, and 2022.

Note 5    Revenue

	Three months ended March 31

	2023		2022

Revenue from ordinary activities

Electricity sales

In Québec	4,155		4,389

Outside Québec	1,239		646

	5,394		5,035

Other revenue from ordinary activities	53		51

	5,447	[a]	5,086	[a]

Revenue from other activities	37		65

	5,484		5,151

a)	This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 7, Financial instruments.

Note 6    Financial Expenses

	Three months ended March 31

	2023	2022

Interest on debt securities	647	575

Net foreign exchange (gain) loss	(3)	1

Guarantee fees related to debt securities[a]	61	59

Capitalized financial expenses	(47)	(52)

Net investment income	(78)	(8)

	580	575

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7    Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge, cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and petroleum prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	As at March 31, 2023	As at December 31, 2022

Currency risk
Sale (US$ million)	5,807	5,652
Purchase (US$ million)	6,607	3,907

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	3,000	3,000

Price risk
Electricity (TWh)	21.6	20.5
Aluminum (tonnes)	499,575	367,475
Petroleum (millions of litres)	17.3	17.3
Congestion (TWh)	10.1	7.3

Note 7    Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie de l’énergie of Québec.

As at March 31, 2023, accounts receivable and other assets included an amount of $2,519 million ($2,108 million as at December 31, 2022) from contracts concluded with customers, including $1,353 million ($1,449 million as at December 31, 2022) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $384 million ($362 million as at December 31, 2022).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at March 31, 2023

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	769	37	25	831

Interest rate contracts	130	34	–	–	164

Price contracts	–	416	–	248	664

Gross amounts recognized	130	1,219	37	273	1,659

Impact of gross amounts offset[a]					(222)

Impact of cash (received) paid as collateral[b]					(1,009)

Net assets					428 [c]

Liabilities

Currency contracts	–	(221)	–	(20)	(241)

Interest rate contracts	–	(27)	–	–	(27)

Price contracts	–	(78)	–	(9)	(87)

Gross amounts recognized	–	(326)	–	(29)	(355)

Impact of gross amounts offset[a]					222

Impact of cash (received) paid as collateral[b]					43

Net liabilities					(90) [d]

Note 7    Financial Instruments (continued)

	As at December 31, 2022

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	767	–	19	786

Interest rate contracts	83	48	–	–	131

Price contracts	–	419	–	283	702

Gross amounts recognized	83	1,234	–	302	1,619

Impact of gross amounts offset[a]					(231)

Impact of cash (received) paid as collateral[b]					(900)

Net assets					488 [c]

Liabilities

Currency contracts	–	(270)	–	(14)	(284)

Interest rate contracts	–	(17)	–	–	(17)

Price contracts	–	(463)	–	(35)	(498)

Gross amounts recognized	–	(750)	–	(49)	(799)
Impact of gross amounts offset[a]					231

Impact of cash (received) paid as collateral[b]					70

Net liabilities					(498)[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

c)	As at March 31, 2023, $309 million was recorded in Accounts receivable and other assets ($454 million as at December 31, 2022) and $119 million in Other assets ($34 million as at December 31, 2022).

d)

As at March 31, 2023, $(53) million was recorded in Accounts payable and other liabilities [$(404) million as at December 31, 2022], and $(37) million in Other liabilities [$(94) million as at December 31, 2022].

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at March 31, 2023, no amount receivable in consideration of net payments was included in Accounts receivable and other assets ($346 million as at December 31, 2022), whereas an amount of $359 million to be paid in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2022).

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy based on the inputs used. Fair values of certain energy derivatives classified as Level 1, measured at $214 million as at March 31, 2023, [$(223) million as at December 31, 2022], are derived from the closing price on the balance sheet date. Fair values of all other derivatives, with the exception of those related to the risk of congestion of the transmission system and power purchase agreements for variable volumes, are classified as Level 2. These fair values, totaling $971 million as at March 31, 2023, ($852 million as at December 31, 2022), are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

The derivatives classified as Level 3, whose fair value measurement is based on unobservable inputs, totaled $119 million as at March 31, 2023, ($191 million as at December 31, 2022). The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes are based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 7    Financial Instruments (continued)

Impact of derivative instruments on results and other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended March 31

	2023	2022

Losses (gains) on derivatives recognized in results

Fair value hedges

Interest rate contracts[a]	(50)	156

Derivatives not designated as hedges

Currency contracts[b]	(18)	23

Price contracts[b]	(121)	95

	(189)[c]	274	[c]

Losses (gains) on derivatives reclassified from Other comprehensive income to results

Cash flow hedges

Currency contracts[d]	35	84

Interest rate contracts[a]	–	2

Price contracts[e]	(482)	318

	(447)[c]	404	[c]

Losses (gains) on derivatives recognized in Other comprehensive income

Cash flow hedges

Currency contracts	1	80

Interest rate contracts	104	(352)

Price contracts	(845)	923

	(740)	651

Net investment hedges[f]

Currency contracts	29	–

	(711)	651

a)	These amounts were recognized in Financial expenses.

b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2023, $(182) million was recognized in Revenue ($87 million in 2022), $60 million in Electricity purchases ($6 million in 2022), and $(17) million in Financial expenses ($25 million in 2022).

c)	In 2023, the items Revenue, Electricity purchases, and Financial expenses totaled $5,484 million, $812 million and $580 million, respectively ($5,151 million, $900 million and $575 million in 2022).

d)	In 2023, $29 million was recognized in Revenue ($4 million in 2022), and $6 million in Financial expenses ($80 million in 2022).

e)	In 2023, $(476) million was recognized in Revenue ($321 million in 2022), and $(6) million in Electricity purchases [$(3) million in 2022].

f)

Hydro-Québec applies hedge accounting to the derivatives it designates as net investment hedges. The change in fair value of the derivative is recognized in Other comprehensive income. The amounts recognized in Accumulated other comprehensive income will be reclassified to results if Hydro-Québec disposes of its net investment in the foreign operation.

For the three-month periods ended March 31, 2023, and 2022, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at March 31, 2023, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $145 million (net loss of $693 million as at March 31, 2022).

As at March 31, 2023, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was seven years (eight years as at March 31, 2022).

Note 7    Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at March 31, 2023		As at December 31, 2022

	Carrying amount	Fair value	Carrying amount	Fair value

Assets

Sinking fund[a]	647	626	647	621

Liabilities

Long-term debt[b]	(53,730)[c]	(55,792)	(51,541)[c]	(52,543)

a)	The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government.

b)	Including the current portion.

c)

Including an amount of $1,491 million as at March 31, 2023 ($1,492 million as at December 31, 2022) for debts subject to a fair value hedge, which resulted in an adjustment of $128 million for the hedged risk ($79 million as at December 31, 2022) with respect to existing hedging relationships and of $(63) million [$(65) million as at December 31, 2022] for hedging relationships terminated by Hydro-Québec.

Note 8     Supplementary Cash Flow Information

	Three months ended March 31
	2023	2022

Change in non-cash working capital items

Accounts receivable and other assets	(438)	(1,391)

Accounts payable and other liabilities	(526)	(434)

	(964)	(1,825)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	20	18

Interest paid	956	962

Note 9 Employee	Future Benefits

					Three months ended March 31

	Pension Plan		Other plans		Total

	2023	2022	2023	2022	2023	2022

Current service cost	71	157	11	13	82	170

Other components of employee future benefit cost

Interest on obligations	289	204	17	13	306	217

Expected return on plan assets	(476)	(499)	(1)	(1)	(477)	(500)

Amortization of net actuarial loss	–	22	–	6	–	28

Amortization of past service costs (credits)	–	1	(1)	(1)	(1)	–

	(187)	(272)	15	17	(172)	(255)

Net (credit) cost recognized	(116)	(115)	26	30	(90)	(85)

Note 10 Accumulated	Other Comprehensive Income

						Three months ended March 31, 2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits		Other	Accumulated other comprehensive income

Balance as at December 31, 2022	168	22	–	180		45	415

Other comprehensive income before reclassifications	740	27	(29)	–		(4)	734

Amounts reclassified outside of Accumulated other comprehensive income	(447)	–	–	–		–	(447)

Other comprehensive income	293	27	(29)	–	[a]	(4)	287

Balance as at March 31, 2023	461	49	(29)	180		41	702

					Three months ended March 31, 2022

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2021	(706)	(1)	–	(1,354)	(2)	(2,063)

Other comprehensive income before reclassifications	(651)	(1)	–	–	(4)	(656)

Amounts reclassified outside of Accumulated other comprehensive income	404	–	–	11	–	415

Other comprehensive income	(247)	(1)	–	11 [a]	(4)	(241)

Balance as at March 31, 2022	(953)	(2)	–	(1,343)	(6)	(2,304)

a)

Other comprehensive income includes the change in the employee future benefit regulatory liability, which totaled $1 million as at March 31, 2023 [change in the employee future benefit regulatory asset of $(17) million as at March 31, 2022].

Note 11    Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is from time to time involved in claims and legal proceedings. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in January 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

Investments

Further to the agreement entered into by Hydro-Québec to sell 9.45 TWh of energy to electricity distributors in Massachusetts over a 20-year period, Hydro-Québec and its U.S. partner NECEC Transmission LLC (“NECEC LLC”) launched the New England Clean Energy Connect (“NECEC”) project in the United States to transmit the power via the State of Maine. This project is part of a larger project aimed at establishing a new interconnection between the Québec and New England grids. In January 2021, NECEC LLC initiated the construction of the NECEC line, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, Mainers voted in a citizen initiative referendum to block the project, leading to the enactment of a new law blocking the project (the “new law”).

Hydro-Québec and NECEC LLC are challenging the legality of the new law in court, and have requested a preliminary injunction to prevent its application. The Maine Superior Court previously refused this request, and NECEC LLC was forced to suspend construction work until the legal proceedings are resolved. In coordination with NECEC LLC, Hydro-Québec also suspended some of the construction work related to the project in Québec.

On August 30, 2022, the Maine Supreme Judicial Court rendered a final judgment in favor of NECEC LLC and Hydro-Québec, confirming that the new law was partially unconstitutional, as it violated NECEC LLC’s vested rights if the company could demonstrate that line construction had begun in good faith. At the same time, the Supreme Judicial Court remanded the case back to the trial court, Maine Superior Court, to determine if NECEC LLC had acted in good faith. Work will not resume until the adoption of a judicial settlement, specifying that the new law does not apply to the NECEC project. Hearings before the Maine Superior Court took place in April 2023 (see Note 12, Subsequent Event).

On November 29, 2022, the Supreme Judicial Court of Maine upheld the validity of the lease for public land obtained by NECEC LLC, thus reversing the Maine Superior Court’s August 10, 2021, decision that had initially invalidated this lease. This decision puts an end to legal action in connection with this lease.

Should the project be terminated, a significant portion of the costs recognized as assets, which totaled $535 million as at March 31, 2023, will be charged to results, along with the amounts that Hydro-Québec has undertaken to pay under various agreements, which amounted to $174 million on that date.

Note 12    Subsequent Event

On April 20, 2023, in a trial before the Maine Superior Court regarding the validity of the vested rights of Hydro-Québec’s US partner, NECEC LLC,

the members of the jury came to a unanimous verdict in favour of NECEC LLC. The presiding judge handed down a decision confirming this verdict.

Note 13 Comparative Information

Some of the prior year’s data for the corresponding period have been reclassified to conform to the presentation adopted in the current period. The acquisitions and disposals of short-term investments and sinking fund securities, previously presented under Net change in short-term investments and sinking fund in the Consolidated Statements of Cash

Flows, are now presented as separate line items under Investing activities. This reclassification had no impact on the total amount recognized for such activities.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31

Summary of Results	2023	2022	Change (%)

Revenue	5,484	5,151	6.5 h

Expenditure	2,673	2,514	6.3 h

Financial expenses	580	575	0.9 h

Net income	2,231	2,062	8.2 h

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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